PulteGroup (NYSE:PHM) Largest Shareholder and Founder:
$530 MILLION OF CUMULATIVE LOSSES OVER 12 YEARS:
Time to Replace Richard Dugas

To the PulteGroup, Inc. Board of Directors:

With all of the media attention that our company has been getting lately, I wanted to share with you in more detail, in my own words, and as the largest shareholder and founder of PulteGroup, Inc., why we must immediately remove and replace Richard Dugas.

I supported the appointment of Richard Dugas as CEO in 2003, which in hindsight was a mistake and perhaps the biggest mistake of my career. As I got to know Richard, I learned that his education was in marketing. We made plans for Richard to go work for Norman White, a knowledgeable homebuilder who served as our Division President in Atlanta. We thought Richard could learn a lot from Norman.

After Richard became CEO, the first few years were economically strong ones, but then, because of land exposure, among other things, the company suffered. I believe that, as the CEO, Richard Dugas must take responsibility for PulteGroup's overly aggressive land purchases that led to significant write downs and losses.

Upon retiring, I told Richard that I intended to allow him to own and drive PulteGroup's operations and strategy, and that I would not insert myself into the day-to-day operations of the Company. Given that I was no longer with the business, I was not privy to the inside workings. In the last several years, however, I started receiving all kinds of negative feedback about Richard, his decisions, and his leadership. Over time, I came to realize that PulteGroup was not performing anywhere near that of its competitors, i.e. DR Horton (NYSE:DHI), Lennar (NYSE:LEN), NVR (NYSE:NVR). This was troubling and led me to take a closer look into what was going on within the Company. My examination revealed that Richard had failed on a number of major items and therefore that the company needed new leadership.

My advice to Richard, because of his lack of homebuilding experience and in order to compete with his peers, was that he needed to have a strong team of the best talent in the homebuilding business. Despite getting this advice, Richard lost or fired a significant amount of outstanding homebuilding talent across the company. It is my belief that Richard was either unaware of how good these people were, or he felt threatened by them. Our competition went on to hire many of these great people.

The company's CFO, Roger Cregg, was someone who I believe saved the company from a potential disaster during the recession, and left the company to my surprise and disappointment. In addition to losing this highly seasoned and respected homebuilding CFO, Richard laid off a number of really valuable product people. This has hindered product creativity at Pulte, and I believe it has led to a loss of sales opportunities and innovation, as reflected by PulteGroup's negligible growth.

Last year, in an effort to help bring a strong homebuilding financial mind to our company, I asked Jim Grosfeld if he would consider serving on the board. Jim said he would be happy to help the Company. At that point, I contacted Richard and stressed how advantageous it would be to have Jim Grosfeld on the Board and that Wall Street would think highly of the move. Further, I observed that because of Jim's successful track record in single family homebuilding, I felt that he would be a valuable asset to the Company and Board as they were lagging competitors.

Thankfully, Richard was receptive to this and Jim Grosfeld was elected to the Board of Directors. Unfortunately, Jim is being driven out less than one year into his directorship. I'm not sure what happened, but I suspect the other board members felt threatened by his experience in homebuilding and his ideas for Pulte, and maybe, resentful that Jim exposed the company's leadership failures in recent years.

With PulteGroup being outperformed by its competitors, I offered my suggestions and expertise to Richard on how to attract new types of customers and sales, while having a disciplined and conservative land investment strategy. And while Richard always said he would consider my suggestions and get back to me, he NEVER did. Over the last couple weeks, I discovered why Richard never got back to me.

As part of his plan, Richard Dugas and his lack of homebuilding knowledge and experience hides behind 3 words strung together, "Value Creation Strategy".

In my opinion, Richard's "Value Creation Strategy" ignores creativity around product and sales, which is the lifeblood of our company and which can be pursued while having a return-focused land investment strategy and a strong, conservative balance sheet.

(1) The reality is that under Richard Dugas there has been no "value creation" for our shareholders with our stock being nearly flat over the last 3 years.

(2) There is no "value creation" with our stock remaining nearly stagnant in Richard's 12 years as CEO.

(3) There is no "value creation" from our sales which have, over the last 12 full years, dropped from approximately 9 billion to approximately 5.98 billion, a decline of over 30%. During that time, the company also dropped from being the #1 homebuilder to #3 homebuilder.

(4) There is no "value creation" for shareholders under Richard when, over the last 12 full years with Richard Dugas at the helm, the company cumulatively LOST more than $530,000,000.

In Richard Dugas' hands, PulteGroup's "Value Creation" means "Value Destruction".

In my opinion, for the Board of Directors to even consider letting Richard Dugas stay another year as a lame duck CEO puts the personal interests of Richard Dugas ahead of the interests of the company and works to the detriment of the shareholders, the employees, and our customers, who are watching a board protect a failed CEO.

With Richard's uniquely disastrous track record of cumulatively losing so much money, the board is telling shareholders just how out of touch they are.

Putting the optics of Richard's 'departure' ahead of the best interests of shareholders, employees, and customers shows how unresponsive, uninformed, and remote from the needs and desires the Board is, of Pulte's long suffering shareholders.

How can the board, in good conscience, make a public announcement giving a long-time losing CEO more time in the position of CEO, and why until a couple months ago did they grace him with three of the highest titles – CEO, Chairman and President – and how could they award Richard over $105 million personally while the shareholders have gotten peanuts?

PulteGroup, its employees, its customers, and its shareholders deserve an immediate fresh start and a stop to all of the negative publicity that Richard Dugas' ongoing involvement with the Company is creating. How does leaving Richard Dugas in charge help any of the shareholders and employees?

In my 66 years of involvement with Pulte, I have never experienced a CEO like this.

For its bright days ahead – and I do believe that PulteGroup has a bright future with the right CEO – Pulte needs a proven and mature single family homebuilding veteran – and not a board member who does not have experience or knowledge in the single family homebuilding business. We already made the mistake of having someone who did not have a long and proven history of single family homebuilding experience in that position. Further, in my opinion, the Board must be careful NOT to choose anyone who will be influenced by Richard's style of management.

Richard has characterized his and my disagreement to employees as a "family squabble". He couldn't be more wrong. This is more of Richard Dugas' usual PR spin on matters of great importance to our company and its future. No amount of PR firms can spin the facts for you, Richard. I believe that through Richard Dugas' incompetence and lack of concern for the wellbeing our employees, he has proven NOT to be a member of our PulteGroup team.

All of this tells demonstrates how important it is to have Richard step down immediately.

However, it seems that Richard has convinced Board members that another year on the job is in the best interests of the company. I can tell you that Richard Dugas' involvement is a giant distraction, and I fear that it will extend his track record of "Value Destruction" for PulteGroup's shareholders.

It is my belief that one more year with Richard as the lame duck CEO will ensure a lack of direction and clarity for our employees, our customers, and our shareholders.

A new and seasoned single family homebuilding CEO, preferably one who has significant experience as an operator within PulteGroup, can further the successes and reinforce the values that made Pulte such an amazing company to work for.

I again demand that you do the right thing for long suffering shareholders in PulteGroup, and promptly replace Richard Dugas.

Bill Pulte

William J. Pulte
Founder